Exhibit (a)(8)

HIFN STOCK OPTION EXCHANGE PROGRAM MODEL

The following terms and conditions apply to the use and user of this model.

1) The option exchange program (the “Exchange Program”) is a voluntary program. This model is developed only as an aid, and should NOT be deemed as a guideline or recommendation for participation in the Exchange Program. Hifn is not liable for any consequences resulting from the use of this model. You may, at your own risk, and without liability to Hifn, modify this model to meet your needs. This model does NOT constitute part of the terms and conditions of the Offer to Exchange and Hifn can make no representation as to whether you should or should not participate.

2) “Current Option” is defined as option grants, net of shares exercised or cancelled, eligible to be exchanged.

3) “Exchanged Option” is defined as options to be granted in exchange for Current Options, based on the applicable option exchange rate.

4) “Cancellation Date” is defined as December 17, 2001, unless the Exchange Program is otherwise extended pursuant to the terms of the offer.

5) This model applies to the remaining shares outstanding of each grant as of the Cancellation Date. Partial exchanges of a grant are NOT allowed.

6) Employees hired after January 8, 2001 DO NOT have option grants that are eligible for participation in the Option Exchange program.

Note: There may be slight rounding variances between actual shares converted and this model.

For use of this model, enter only information required in the blue boxes.

Select the period your Current Option was granted (please choose only one):

[ ]	Between January 28, 1999 and January 14, 2000

[ ]	Between January 15, 2000 and January 8, 2001

[ ]	January 9, 2001 and later

From your Option Summary information:

a) Enter the grant price of your Current Option

b) Enter the total number of shares outstanding of your Current Option

Enter the estimated regrant exercise price (or cost basis) for Exchanged Options on June 18, 2002 (Hifn makes no estimate or representation of what the eventual exercise price will be)

Your option exchange ratio (Current Option to Exchanged Option) is:

	Shares Under	Shares Under
	Current	Exchanged
	Option	Option

Total shares granted	—	—

ANALYSIS ASSUMING CERTAIN NUMBER OF SHARES VESTED:

Number of vested shares to be sold (in Current Option quantities)

Estimated market price at date of sale

Number of vested shares sold	—	—

Gross proceeds (# of shares x market price)	$—	$—

Exercise cost (# of shares x exercise price)	$—	$—

Gain (loss) on sale	$0.00	$0.00